UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR

For Period Ended: 12-31-2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I— REGISTRANT INFORMATION

Stratus Media Group, Inc.

Full Name of Registrant

8439 West Sunset Boulevard, 3rd Floor

 Address of Principal Executive Office (Street and Number)

West Hollywood, CA 90069

 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant completed a reverse merger on March 14, 2008 with Pro Sports & Entertainment, Inc., who became the surviving entity for accounting purposes.  Due to financial constraints, Pro Sports & Entertainment had not completed its audit for the year ended December 31, 2007 and audits are currently underway for both of the years ending December 31, 2007 and 2008.   Registrant’s accounting department requires additional time complete the audits for both years and cannot, without unreasonable effort and expense, file its Form 10-K on or before the prescribed filing date. Registrant expects to obtain all required data and complete the audits within the next several days and, as a result, expects to file the Form 10-K within fifteen days after the prescribed filing date.

PART IV—OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Paul Feller	(323)	656-2222

(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company  Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒ Yes     ☐ No

(3)   Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☐ Yes       ☒ No

Stratus Media Group, Inc.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009	By:	/s/ Paul Feller
Paul Feller, Chairman and Chief Executive Officer